UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON NOVEMBER 3RD, 2014

DATE, TIME AND PLACE:

November 3rd, 2014, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel and Mr. José de Paiva Ferreira; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Also attended the Meeting, as guests, the Vice Chief Executive Officers Mr. Carlos Alberto López Galán and Mr. Angel Santodomingo Martell.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Ana Maria Imbiriba Corrêa, Company´s Officer, to act as Secretary.

AGENDA: Approve the Company’s financial statement regarding the quarter ended September 30th, 2014, according to BRGAAP and IFRS (International Financial Reporting Standards) criteria.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to Directors, which will be filled at the Company´s headquarter, the Company´s Board of Directors, by majority of votes and without restrictions:

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[Free English Translation]

Approved pursuant to Article 17, item VII of the of the Company’s Bylaws, the Company's Financial Statements for the quarter ended September 30th, 2014, the Financial Statements in accordance with the BRGAAP criteria and the documents that are part of it, being: Performance Review, balance sheet, income statements, statement of changes in equity, cash flow statement, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, according to the Corporations Act (Lei das Sociedades por Ações), rules and regulations of the National Monetary Council (Conselho Monetário Nacional), the Central Bank of Brazil, to the standard model of the Account Plan of Entities part of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional – “COSIF”) and other applicable laws and regulations, as well as the Financial Statements prepared according to the IFRS criteria (International Financial Reporting Standards) and the documents that are part of it, being: Performance Review, consolidated balance sheet, consolidated income statements, statements of comprehensive income, consolidated statements of cash flow, consolidated statements of equity and explanatory notes, which were prepared in accordance with IAS 34 - Interim Financial Statements arising from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretations Committee (current name of the former IFRIC) (IFRS), as proposed by the Executive Board. The aforesaid financial statements and documents that are part of it were scope of a report without restrictions of the Independent Auditors and the Audit Committee of the Company, conforming the Independent Auditors' report presented to the Directors. Finally, the Board authorized the Executive Board to take all necessary measures for publication of the Financial Statements herein approved, jointly with the documents that are part of it, including the Report of the Independent Auditors, and disclosure upon filling with the Securities Commission (Comissão de Valores Mobiliários – “CVM”), BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Valores and the Securities and Exchange Commission – “SEC”.

It is recorded that the Company’s Vice Chief Executive Officer, Mr. Carlos Alberto López Galán, attended the meeting to provide clarification on the subject object of the Agenda.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, November 3rd, 2014. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel and Mr. José de Paiva Ferreira; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 3, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer